March 24, 2005


Mail Stop 0306


Ms. Christine R. Boehning
Vice President and CFO
Young Innovations, Inc.
13705 Shoreline Court East
Earth City, MO 63045


	RE:	Young Innovations, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 000-23213

Dear Ms. Boehning:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year December 31, 2004

Note 2. Summary of Significant Accounting Policies

Revenue Recognition - Page 28

1. We note on page 17 that the increase in fiscal 2004 sales was offset by a reduction in second quarter sales resulting from the restructuring of sales incentive programs to dealers, and further on page 17 that fiscal 2003 sales benefited from a strong response to promotional activity. Please tell us supplementally and revise future filings to describe the nature of the promotional activities, how you account for the activities, and the impact to the statements operations for all periods presented, if material.
2. We note on page 18 and in Note 6 to the financial statements that you offer certain customers the opportunity to participate in an equipment financing program, and it appears that the sales under this program have increased in fiscal 2004. Please tell us supplementally and revise future filings to describe your equipment financing program, how you account for sales under the program, and the amount of revenue recorded from financed sales in all periods presented, if material.

Note 3. Acquisitions - Page 31

3. Please revise future filings to include the disclosures required by paragraphs 51(b), 51(f), 52(c)(1) and 54 of SFAS 141 related to your acquisition of Obtura Spartan. Additionally, please tell us supplementally and revise the MD&A in future filings to discuss the status of any contingent payments associated with this acquisition.
4. We note that you did not provide historical and pro forma financial statements of Obtura Spartan along with your 8-K filed December 5, 2003. Please supplementally provide us with the calculations outlined at Rule 1-02.w.3 of Regulation S-X for this acquisition. We may have further comments after reviewing your response.

Note 10. Goodwill and Other Intangible Assets - Page 34

5. Please revise future filings to include a rollforward of goodwill to describe the changes in the carrying amount of goodwill for the current year and the prior year in accordance with paragraph 45(c) of
SFAS 142.

Item 9A. Controls and Procedures - Page 42

6. We note that your "Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures are effective in all material respects in ensuring that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission`s rules and forms."
* By including the language "in all material respects" after the word
"effective" in your current disclosure, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise this disclosure in future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.
* Revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
7. We note your disclosure that "there have been no significant changes to our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of the previously mentioned evaluation."
* In future filings, please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.
* We note your disclosure that "there have been no significant changes in internal control over financial reporting or in other factors that could significantly affect these controls..." In future filings, please remove the words "significant" and "or in other factors that could significantly affect", and revise your disclosure to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K, as amended effective August 13, 2003.


*    *    *    *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Tom Dyer, Staff Accountant, at (202) 824-5564 or me at (202) 942-1812 if you have any questions. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202) 942-
2813.

      Sincerely,


							N. Jay Webb
							Reviewing Accountant



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Ms. Christine R. Boehning
Young Innovations, Inc.
March 24, 2005
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